UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: REPORTING ON TRANSACTIONS IN CADELER A/S SHARES BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

Copenhagen, 10 July 2025: Cadeler A/S has received notifications pursuant to article 19 of the Market Abuse Regulation (EU) no. 596/2014 of the below transactions related to shares in Cadeler A/S made by persons discharging managerial responsibilities in Cadeler A/S.

Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, have made the transactions described in the attached notifications on the date set out therein.

Please see the attached files for further details.

For further information, please contact:

Mikkel Gleerup, CEO

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds, EVP & CLO

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

To learn more, please visit www.cadeler.com.

Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Mikkel Gleerup
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Delivery of the shares underlying 130,416 vested Restricted Share Units (RSUs) granted under Cadeler’s 2023 RSU Program each representing the right to receive one (1) new Cadeler share of nominally DKK 1.00

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 0	130,416

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 0 Total number of shares: 130,416 shares Total price: NOK 0
e)	Date of the transaction	10 July 2025
f)	Place of the transaction	Outside a trading venue

Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Peter Brogaard Hansen
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Delivery of the shares underlying 59,280 vested Restricted Share Units (RSUs) granted under Cadeler’s 2023 RSU Program each representing the right to receive one (1) new Cadeler share of nominally DKK 1.00

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 0	59,280

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 0 Total number of shares: 59,280 shares Total price: NOK 0
e)	Date of the transaction	10 July 2025
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer